# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Niu Technologies, CIK 0001744781
CUSIP: 65481N100
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Building C, Rongxin Technology Center, No. 34 Chuangyuan RD, Chaoyang District, Beijing, China (F4), 100012
Date of event which requires filing of this statement: 06/25/2026
Filed by CIK 0001764895
Persons authorized to receive notices and communications: Glory Achievement Fund Limited, 2nd Fl, Strathvale House, 90 N Church St, P.O. Box 1103, George Town, Grand Cayman, China (F4), KY1-1102, 8610-6432-1899

## Reporting persons
- Glory Achievement Fund Limited (CIK 0001764895): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 64,018,111; shared voting power 0; sole dispositive power 64,018,111; shared dispositive power 0; aggregate amount beneficially owned 64,018,111 (40.8% of the class)
- Bull Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 64,018,111; shared voting power 0; sole dispositive power 64,018,111; shared dispositive power 0; aggregate amount beneficially owned 64,018,111 (40.8% of the class)
- BULL TRUST: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 64,018,111; shared voting power 0; sole dispositive power 64,018,111; shared dispositive power 0; aggregate amount beneficially owned 64,018,111 (40.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Niu Technologies
Address of issuer's principal executive offices: Building C, Rongxin Technology Center, No. 34 Chuangyuan RD, Chaoyang District, Beijing, China (F4), 100012
Comment:
This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") is filed by Glory Achievement Fund Limited, Bull Group Limited and BULL TRUST (each, a "Reporting Person" and collectively, the "Reporting Persons") to amend and supplement the statement on Schedule 13D originally filed with the SEC on December 7, 2023 (the "Original Schedule 13D"), as subsequently amended by an amendment No. 1 filed on July 22, 2025 (the "Amendment No. 1"), an amendment No. 2 filed on February 2, 2026 (the "Amendment No. 2"), an amendment No. 3 filed on February 11, 2026 (the "Amendment No. 3"), an amendment No. 4 filed on March 4, 2026 (the "Amendment No. 4"), an amendment No. 5 filed on March 13, 2026 (the "Amendment No. 5"), and an amendment No. 6 filed on June 12, 2026 (the "Amendment No. 6", and together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, and the Amendment No. 5, the "Statement"), relating to the Class A ordinary shares of Niu Technologies, a Cayman Islands company (the "Issuer"), whose principal executive offices are located at Building C, Rongxin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing, 100012, People's Republic of China.

The ordinary shares of the Issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value $0.0001 each. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The ADSs of the Issuer are listed on The Nasdaq Stock Market under the symbol "NIU." Each ADS represents two Class A ordinary shares of the Issuer.

Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Statement. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 2. Identity and Background
Name of person filing:
Glory Achievement Fund Limited
Bull Group Limited
BULL TRUST
Residence or business address: Each of Glory Achievement Fund Limited and Bull Group Limited is a Cayman Islands company with its address at 2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103, George Town, Grand Cayman KY1-1102, Cayman Islands. BULL TRUST is a Hong Kong company with its address at ARK Trust (Hong Kong) Limited as trustee, 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
Present principal occupation or employment: Each of Glory Achievement Fund Limited and Bull Group Limited is a Cayman Islands company with its address at 2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103, George Town, Grand Cayman KY1-1102, Cayman Islands. BULL TRUST is a Hong Kong company with its address at ARK Trust (Hong Kong) Limited as trustee, 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Glory Achievement Fund Limited: Cayman Islands
Bull Group Limited: Cayman Islands
BULL TRUST: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From June 12, 2026 through June 25, 2026, Glory Achievement Fund Limited purchased a total of 823,178 ADSs (representing 1,646,356 Class A ordinary shares) of the Issuer in the open market for approximately US$1.8 million, using its own working capital (the "Recent Open-Market Purchases").

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Recent Open-Market Purchases were made for investment purposes.

The Reporting Persons hold the ADSs of the Issuer for investment purposes. They intend to review their shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Any actions the Reporting Persons might undertake will be dependent upon such Reporting Persons' review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments. Any future acquisitions or dispositions of ADSs will be subject to the Issuer's policies, including its insider trading policy, as applicable.

Except as set forth above, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 156,872,176 outstanding ordinary shares (being the sum of 141,650,156 Class A ordinary shares and 15,222,020 Class B ordinary shares) of the Issuer outstanding as a single class as of February 28, 2026, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2026. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to four votes per share on all matters submitted to them for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Persons have not effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement

## Signatures
- Glory Achievement Fund Limited: /s/ Xueting Xu, Xueting Xu, Director (06/26/2026)
- Bull Group Limited: /s/ LIU Tsz Yin, LIU Tsz Yin, Authorized Signatory (06/26/2026)
- Bull Group Limited: /s/ TSE Ka Chun, TSE Ka Chun, Authorized Signatory (06/26/2026)
- BULL TRUST: /s/ LIU Tsz Yin, LIU Tsz Yin, Authorized Signatory (06/26/2026)
- BULL TRUST: /s/ TSE Ka Chun, TSE Ka Chun, Authorized Signatory (06/26/2026)